

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 1, 2011

Mr. David T. Taber
President and Chief Executive Officer
American River Bankshares
3100 Zinfandel Drive
Rancho Cordova, California 95670

     Re: American River Bankshares
            Form 10-K for the Fiscal Year Ended December 31, 2009
            Filed March 5, 2010
            Definitive Proxy Statement on Schedule 14A
            Filed April 9, 2010
            Form 10-Q for the Period Ended September 30, 2010
            Filed November 4, 2010
            File No. 000-31525

Dear Mr. Taber:

     We have completed our review of your filings and do not have any further comments at this time.

                   Sincerely,

                   Erin Magnor
                   Attorney